               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022

                                               May 27, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Mr. Craig Slivka

            Re:  WATER CHEF, INC. AMENDMENT NO. 2 TO
                 FORM SB-2 (SEC FILE NO. 333-122252)

Ladies and Gentlemen:

            On behalf of Water Chef, Inc., a Delaware corporation (the
"Company"), transmitted herewith for filing is Amendment No. 2 to Form SB-2
("Amendment No. 2"), marked to show changes from the Form SB-2 filed on January
24, 2005. We acknowledge receipt of the letter of comment dated February 14,
2005 from the Securities and Exchange Commission (the "Commission Letter") with regard to the above referenced matter. We have reviewed the letter with the
Company and the Company's auditors and the following are the Company's responses to the Commission Letter. The paragraph references below are to those in
Amendment No. 2. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

General

1.   We note that Exhibit 10.3 to the Company's SB-2/A is a Subdistributorship
     Agreement dated May 18, 2001, between 4 Clean Waters LTD. and the distributor, which is the exclusive licensee of Water Chef. The Agreement is incorporated by reference to Exhibit 10.2 to the Company's Form 10-KSB/A
     (file number 0-30544) filed November 17, 2003. The Agreement grants to the subdistributor the exclusive right and license to sell and promote the sale of Water Chef's Pure Safe Water Station and related components in, among other places, Sudan.

     Please describe for us your/your distributors' and/or sub-distributors'
     relationships with Sudan, and/or Sudanese entities, and whether any
     Sudanese entity with which you have contact is an agency of, or controlled by, the government of Sudan. In light of the fact that Sudan has been identified by the US. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the US. Treasury
     Department's Office of Foreign Assets Control, please advise us of the materiality to the Company of your contacts with Sudan and/or entities located there, and give us your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

            On November 17, 2000, the Company entered into a master distribution agreement with 4 Clean Waters Ltd. ("4 Clean Waters"), a newly formed Hong Kong corporation, to market the PureSafe internationally. In addition to lending the
Company money in exchange for notes with an option to convert to the Company's common stock, 4 Clean Waters was required to meet certain threshold sales requirements in order to retain its exclusive distributorship. In addition to cash incentives, there were provisions that would have allowed 4 Clean Waters to purchase additional shares in WaterChef from commissions earned. While there were a number of sales initiatives that had been initiated by 4 Clean Waters, 4
Clean Waters was not able to produce sales for the Company as anticipated during the term of the agreement. On June 17, 2002, the Company terminated this distribution agreement.

            On May 18, 2001, 4 Clean Waters entered into a subdistributorship agreement with I. Salman Import & Export Trading Establishment of Amman, Jordan
("Salman"). Territory was defined under the subdistributorship agreement to include Jordan, Sudan and Palestine with the understanding that Palestine and
Sudan were included at the request of Salman so that his future right to represent our products in those territories would be preserved in the event that a State of Palestine were eventually created or that the embargo against Sudan were lifted in the future. Eighteen PureSafe units were sold to Salman in June
2001 for distribution in Jordan pursuant to this subdistributorship agreement.
Payment was never received for this sale. This was the only sale ever consummated under either of the abovementioned distribution agreements. The subdistributorship agreement was terminated with Salman in April 2002.

            The Company has had no dealings, transactions or other commercial or financial involvement, either directly or indirectly, with respect to any sales of its products in, to or with Sudan. The Company has referred no purchase orders, requests for bids or any similar business opportunities involving Sudan to any individual or organization. The Company has not participated in the importation, exportation, or re-exportation of any U.S. origin goods, technology or services in, to or with Sudan. Additionally, the 4 Clean Waters distribution agreement was terminated in 2002. Consequently, the Company does not view its former relationships with its distributor or subdistributor as presenting a material investment risk to the Company's securityholders.

Selling Securityholders

2.   For selling security holders that are broker-dealers the registration statement must state that they are underwriters. For those selling securityholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers who are affiliates of broker-dealers are also underwriters.

            The Company has amended the "Plan of Distribution" by adding the requested disclosure to the end of the first full paragraph on page 21.

3.   Please  clarify,  if true,  that Jeffrey and Barry  Resnick have voting and dispositve power over the shares held by The Resnick Group, LLC.

            The Company has made the requested revision by identifying by footnote in the selling securityholders table beginning on page 12 that Jeffrey and Barry Resnick have voting and dispositve power over the shares held by The
Resnick Group LLC.

            For your review, we have included both clean and marked drafts of the Amendment No. 2 to the Form SB-2. Please direct any questions or comments concerning Amendment No. 2 or this response to Robert H. Friedman at (212)
451-2220 or to the undersigned at (212) 451-2232.

                                               Very truly yours,

                                               /s/ Jessica L. Atkins
                                               Jessica L. Atkins

Cc: David A. Conway
    Robert H. Friedman